

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

May 19, 2011

Mr. Peter Wang
President
Zhongchai Machinery, Inc.
224 Tianmushan Road
Zhongrong Chengshi Huayuan 5-1-602
Hangzhou, P.R. China 310007

Re: **Amendment No. 1 to
Schedule 13E-3
Filed May 9, 2011
File No. 005-81227**

**Schedule 14A Proxy Statement
Filed May 9, 2011
File No. 000-31091**

Dear Mr. Wang:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe any amendment to your filings is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3

1. We note your response to our prior comment one. Please explain to us why Ruihua is not engaged in the transaction given its ability to control the outcome of

the impending vote and its prior willingness to support the proposed transaction. We note, for example, that it previously gave its consent to the transaction and will continue to be majority holder after the transaction. Alternatively, please revise to add Ruihua as a Schedule 13E-3 filing person.

2. To the extent you revise to add any Schedule 13E-3 filing persons, we reissue our prior comment two.

Item 13. Financial Statements

3. We note the response to prior comment 39. Please revise the Schedule 14A to include the disclosure required by Item 1010(c)(4) of Regulation M-A. The disclosure is required regardless of whether Item 503 of Regulation S-K applies given that the ration need only be calculated in a manner consistent with that item.

Exhibit 99(C)(4)

4. The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to Rule 13e-3 transactions. Please revise this exhibit to remove any implication that statements appearing in this exhibit are protected by the Act's safe harbor provisions.

5. Explain to us, with a view toward revised disclosure in the Schedule 14A, the purpose of the following statement on the fourth slide in the exhibit: "Currently [Zhongchai Machinery] is in process to upgrade to the NASDAQ Exchange."

Schedule 14A

Disadvantages, page 9

6. We note your response to our prior comment seven. Please revise to define "reviewed" balance sheet and income statements on page nine and "accountant reviewed" financial statements on page 29. Additionally please revise to state whether you will continue to provide audited financial statements to your shareholders.

Determination of the Board of Directors, page 11

7. We note your response to our prior comment nine. We note the statement on page 34 that "the Independent Directors considered that valuations using the current stock market prices and the historical stock market prices of the Common Stock would not be reflective of the value of the Common Stock." In light of this please explain to us why the independent directors and board of directors determined that the reverse split was fair to the unaffiliated stockholders based primarily in part

on "the fact that it is at a 24.44% premium to the reported closing market price…."

Reasons for the Reverse Stock Split, page 13

8. We note your response to our prior comment eight. Please explain how the statement on page 16 that "the Company has not enjoyed an appreciable enhancement in company and brand image as a result of its public company status" is a reason for the reverse stock split given that as a result of the reverse split you may lose the prestige of being a public reporting company, as noted on page nine. In the alternative please revise your disclosure on page 16.

Substantive Factors in Support of the Reverse Stock Split, page 27

Cash-Out Consideration, page 28

9. We note your response to our prior comment 17. We note the statement that "[b]ased on the trading history since the determination and public knowledge of the Reverse Stock Split, there are no indications that the market prices for the Common Stock would meet or exceed such consideration at any time in the foreseeable future." With a view to revised disclosure please explain why trading history during the period of public expectation of the reverse split is relevant to the fairness of the consideration offered. It would appear that price movements during that period may be less reflective of the value of the company and more reflective of public expectation of the cash-out price than at other times.

Availability of dissenters' rights under Nevada law, page 29

10. We note your response to our prior comment 19. It is unclear to us how the appraisal process is an element of substantive fairness. Please revise or advise.

Long term plan for Company operations, page 29

11. Please revise the statement "profitable in the past two years" in light of the company's net loss for the fiscal year ended June 30, 2009.

Basic information about the Company will be available under Nevada law, page 30

12. It is unclear to us how this is an element of substantive fairness. Please revise or advise.

Reports and Opinions, page 33

13. We note your response to our prior comment 29. Please revise to clarify what role the company's change from a loss to a significant profit over the last two years played in the deliberations of the independent directors.

14. Please revise the discussion of the fairness opinion to explain how the two tests failed to produce a price at least as high as the stock closed at on seventeen separate days since last December. Also revise to disclose what weight the board gave to this failure in assigning value to the fairness opinion.

15. We note your response to our prior comment 42. Please revise the last sentence of the last paragraph on page 40 to clarify that the availability of such a state-law defense to The Mentor Group would have no effect on the rights and responsibilities of either The Mentor Group or the board of directors under the federal securities laws.

16. We note your response to our prior comment 33. We were unable to locate any fairness opinions provided by The Mentor Group related to going private transactions for the companies you provided. Please provide us with the details of any recent fairness opinions the Mentor Group has provided in connection with Rule 13e-3 going private transactions, or please advise. If it has provided none, please indicate in the proxy and explain what weight that played in the decision to hire them to provide such an opinion.

17. We note that the financial projections in Appendix 4 to your proxy statement differ from the projections in the exhibit to the revised Schedule 13E-3. Please explain the reasons for the differences in these projections and clarify which projections The Mentor Group used in its analysis and why.

Principal Stockholders, page 61

18. We note your response to our prior comment 41. Please explain to us why Mr. Xiaodong Zhu and Mr. Peter Wang are not each listed in the table as a beneficial owners of 14.92% of your common stock. We note from the Schedule 13E-3 that Mr. Xiaodong Zhu is a controlling shareholder and 52.7% owner of Sinoquest Management Ltd. We also note your statement on page 23 that "Mr. Wang has the dispositive and voting authority over all the shares owned by Sinoquest Management Ltd." Additionally please tell us why Mr. Xiaodong Zhu is not included in footnote two as having dispositive and voting authority over the shares held by Sinoquest Management Ltd.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Andrew D. Hudders, Esq.
         Fax: (212) 754-0330